Contact

www.linkedin.com/in/carldunlap (LinkedIn)
www.qmsinc.com (Company)

Top Skills

SAP
ERP
SAP R/3

Languages

English (Native or Bilingual)

Certifications

SAP Certified Application Associate - Quality Management with SAP ERP 6.0 EHP5

Honors-Awards

Inc 5000 Honoree in 2011, 2012, 2013, 2014, 2015

Carl Dunlap

Principal & Platinum SAP QIM / QM Consultant
Sunapee, New Hampshire, United States

Summary

Carl Dunlap is a Principal Owner & Platinum SAP QM & SAP QIM Consultant at Quality Management Solutions, Inc. (QMS) in partnership with Accely. Carl has 28 years of experience with Enterprise Applications, including 27 years of SAP Quality Management experience. QMS specializes in SAP Quality Management (QM), QIM - Quality Issue Management, Manufacturing, and Plant Maintenance (PM) for Discrete & Process industries with a particular focus on the Food, Life Science (Pharma, Med Device, Bio-tech), and Consumer Products Industries.

Carl previously served as President of Cohesion, Inc and VP of Professional Services at Ki Solutions (Idhasoft). Prior to Ki Solutions, Carl held the title of Director of Solutions Engineering at GCS – coordinating all pre-sales activities in North America.

Carl is a recognized expert in SAP Quality Management (SAP QM) and has worked on over 50 projects for Fortune 1000 customers worldwide. He is often called upon to speak at SAP conferences including SAPPHIRE and ASUG.

Carl has also worked as a Senior Business Development Manager for Plumtree Software. Prior to Plumtree, Carl held the position of Business Development Manager for BrightStar's SAP ERP practice. Carl came to BrightStar through the acquisition of TBQ Associates, Inc. where he was the President and co-founder. Before founding TBQ, Carl was employed as a Senior Logistics Consultant for SAP America. While at SAP, Carl was vital to the creation of the SAP University Alliance Program.

Carl can be reached at QMS at 800-645-6430 or cdunlap@qmsinc.com

Specialties: SAP QM, SAP QIM, SAP PM, SAP PP, SAP MM, Enterprise Software: Sales, Pre-sales, Business Development &

Professional Services, SAP, SAP Quality Management, Quality Issue Management (QIM), and Electronic Signatures, SAP Business All-in-One for Life Sciences

Platinum Level SAP QM and QIM Consulting

Experience

QMS, Inc.
Principal & Officer
January 2010 - Present (12 years 9 months)

QMS is a SAP Consulting Firm that takes the time to understand the unique technology needs for each situation, and then helps our customers achieve the best value from their systems. We like to think of ourselves as a trusted partner for obtaining quality, efficiency and value from technology. QMS is, first and foremost, a team of talented individuals with world-class skills in a wide range of technology solutions. We have expertise in SAP ERP with a focus on Quality Management, Manufacturing, and SAP QIM - Quality Issue Management.

Unilever
SAP QM / QIM Consulting Lead
July 2011 - December 2019 (8 years 6 months)
Project Big Bang, CAPA, Serendipity

QM Consulting Lead on Big Bang Project to establish SAP QM as the Global Quality Standard at Unilever. Also working on SAP QIM Feasability Analysis for CAPA project. Formerly QM Team Lead on Project Cordillera - rolling out new SAP QM design to 31 factories in North America, and then Mexico, Brazil, and the rest of Latin America

Medtronic
Quality Assurance Lead for SAP QM projects
September 2009 - December 2019 (10 years 4 months)

Quality Assurance Lead for all SAP QM and Calibration projects (Medtronic Gen 8, 9, 10, 11).

Team Lead for creation fo Receiving Inspection and NCMR Global Template. Deployed in Galway, Ireland. Currently working on Source Inspection Project.

Hospira
Connected Manufacturing & ECCM QA Lead
December 2010 - June 2015 (4 years 7 months)

Principal for QMS and on Steering Committee for ECCM (DMS) and Connected Manufacturing projects.

ArthroCare Corporation
SAP QM Consulting Lead
January 2013 - December 2014 (2 years)

SAP QM Consulting Lead on electronic device history record (eDHR) project.

PerkinElmer
SAP QMS Consulting Team Lead
June 2010 - June 2012 (2 years 1 month)

Multi-Year Project Implementation of a Quality Management System using SAP.

Varian Semiconductor
SAP QM Consultant
October 2010 - November 2011 (1 year 2 months)

Senior QM Consultant for ECC 6.0 Upgrade/Re-implementation

Abiomed
SAP QM Consultant
September 2007 - January 2011 (3 years 5 months)

Senior SAP QM Consultant for CAPA project.

Smith & Nephew Orthopaedics
SAP QM Consultant
May 2008 - 2011 (3 years)

Senior QM Consultant on Global Distribution Center (GDC) Project. Served as Principal QM consultant for Calibration Project at Orthopaedics site in Memphis, TN

CareFusion
SAP QM Consultant - eDHR
January 2009 - December 2010 (2 years)

Team Lead for Electronic Device History Record (eDHR) Solutions. Multi phase rollout of QM functionality over the past 3 years.

Cohesion, Inc. (http://cohesion.biz)

President

April 2001 - December 2009 (8 years 9 months)

President of Cohesion, Inc. - an SAP Consulting firm focused on the Life Sciences Industry and Quality Management (QM). The Manufacturing and QM Practice for Cohesion Inc. was merged with Quality Management Solutions, Inc. (QMS) in January 2010.

Cardinal Health

QM Consultant

June 2007 - August 2009 (2 years 3 months)

eDHR for CTS Division in Basingstoke, UK and San Diego, CA

This division was Spun off from Cardial Health and became CareFusion in August 2009

NOVA Chemicals

QM Consultant

October 2007 - March 2009 (1 year 6 months)

Lead SAP QM Consultant on project to replace LIMS with SAP QM and EH&S Specification Management.

Perrigo

QM Consultant

November 2007 - May 2008 (7 months)

Implemented SAP QM as LIMS for Bronx, New York factory.

Idhasoft SAP

Vice President Services, Eastern Region

February 2007 - April 2008 (1 year 3 months)

Vice President of Eastern Region for Ki Solutions. Ki Solutions, a SAP All-in-One channel partner sells SAP licenses and provides full implementation services for Small and Midsize Enterprises. Ki Solutions has Qualified mySAP All-in-One solutions for Medical Devices and Wholesale Distribution that are available Nationwide.

Genesis Corporate Solutions

Director of Solutions Engineering

January 2006 - January 2007 (1 year 1 month)

Director of Solutions Engineering for SAP All-in-One Software reseller in New England. GCS is part of Yash Technologies.

Plumtree Software

Senior Business Development Manager

August 2000 - March 2001 (8 months)

Managed Business Development for Enterprise Applications including SAP, Business Objects, Cognos, and FileNet.

BrightStar Information Technology Group, Inc.

Practice Leader, CRM & ERP

August 1998 - August 2000 (2 years 1 month)

Responsible for integration of TBQ Associates, Inc. into BrightStar's SAP ERP Practice. Created new CRM Practice.

TBQ Associates, Inc.

Co-Founder & Chairman

June 1996 - August 1998 (2 years 3 months)

Founded Total Business Quality Associates, Inc. (TBQ).   Grew company to several million in revenue and sold to BrightStar, Inc.   Managed all aspects of M&A and Due Dilligence process.

SAP

Senior Applications Consultant

January 1995 - June 1996 (1 year 6 months)

Senior Applications Consultant. I started by attending training in Dallas in January of 1995 in the MM/PP track. Upon finishing training I was allocated to QM due to my business experience in that area.

Education

California State University-Chico

Bachelor of Science (B.S.) - Business Administration, Production Operations Management, Honors in General Ed. · (1990 - 1994)